Issuer Free Writing Prospectus dated December 5, 2011

Filed Pursuant to Rule 433

Registration No. 333-168907

(Relating to the Preliminary Prospectus Supplement dated December 5, 2010 and the Prospectus dated September 7, 2010)

FINAL TERM SHEET

Issuer	Exact Sciences Corporation (NASDAQ: EXAS)

Underwriters	Robert W. Baird & Co. Incorporated, Sole Book-Running Manager William Blair & Company, L.L.C., Co-Manager

Common stock offered by Exact	3,125,000 shares

Over-allotment option	468,750 shares

Common stock to be outstanding after this offering	56,035,773 shares (56,504,523 if the underwriters’ over-allotment option is exercised in full)

Public offering price	$8.00 per share.

Net proceeds to Exact	$23.6 million ($27.1 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount ($0.40 per share) and estimated offering expenses payable by us

Pricing date	December 5, 2011

Closing date	On or about December 9, 2011

Dilution

Net tangible book value per share as of September 30, 2011: $1.22

Net tangible book value per share after the offering: $1.57 ($1.62 if the underwriters’ over-allotment option is exercised in full)

Increase in per share net tangible book value per share attributable to the offering: $0.35 ($0.40 if the underwriters’ over-allotment option is exercised in full)

Dilution per share to new investors: $6.43 ($6.38 if the underwriters’ over-allotment option is exercised in full)

The number of shares of common stock outstanding used in the above disclosures is based on 52,910,773 shares outstanding as of September 30, 2011, qualified as stated in the preliminary prospectus supplement.

We have filed a registration statement, a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus as well as the other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, we or the underwriters for this offering will arrange to send you the preliminary prospectus supplement (or, if then available, the final prospectus supplement) and related prospectus if you request it from the offices of Robert W. Baird & Co. Incorporated, 777 E. Wisconsin Ave., 28th Floor, Milwaukee, WI 53202-5391, or by calling 1-800-792-2413. The following information supplements and updates the information contained in the preliminary prospectus supplement and the related prospectus.